UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

8057 North Fraser Way
Burnaby, British Columbia, Canada, V5J 5M8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into: (i) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019; (ii) our registration statement on Form S-8 (333-249321), originally filed on October 5, 2020; and (iii) our registration statement on Form F-3 (333-257292), originally filed on June 22, 2021, the prospectus thereto filed on June 30, 2021, and the prospectus supplement thereto filed on September 30, 2021.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release (December 22, 2022): ElectraMeccanica Announces Cost Reduction Initiatives To Streamline And Accelerate Onshore Manufacturing.
99.2	ElectraMeccanica CEO letter: A Fresh Start.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

/s/ Tony Dent
Tony Dent
General Counsel and Corporate Secretary

Date: December 23, 2022.